Correspondence

January 10, 2006

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: SMART TRUCK SYSTEMS, INC. Registration Statement on Form SB-2, Amendment 2 Filed December 21, 2005 File No. 333-128107

Dear Mr. Riedler:

        Thank you for reviewing the above SB-2 form to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

FORM SB-2

Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended June 30, 2005, page 15

1.	We note your response to comment number 5 from our letter dated November 28, 2005 and your revised disclosure for your critical accounting estimates. Please expand your disclosure to include your critical accounting estimates for inventory and accounts receivables. This disclosure should provide greater insight into the quality and variability of the information regarding the financial condition and operating performance. Specifically address whether you have established any allowances for either of these accounts.

Response

We have added comments to expand disclosure relating to critical accounting estimates for inventory and accounts receivable.

Description of the Business

History, page 19

2.	We note your response to comment 6.

o	Where you discuss your order from the City of Honolulu on page 20, please state the circumstances, if any, under which either party can cancel all or part of the order prior to delivery.

Response:

There is no provision for either party to cancel all or part of the order prior to delivery.

o	We note you state on page 20 that you have made $692,000 in sales to the City of Honolulu. Please revise your document to reconcile this amount to the purchase price of $710,683.82 mentioned in section 3.1 of the agreement, which is filed as exhibit 10.3.

Response:

We have revised the document accordingly on page 19.

o	Please state the amount of payments you have received from Honolulu to date, and state when the remainder is due.

Response:

We have revised the document accordingly on page 19.

o	Recital B and Article 10 of exhibit 10.3 mention exhibits to the agreement. No exhibits appear to be filed. Please file the agreement in its entirety, including all exhibits, with your next amendment.

Response:

The language in Recital B and Article 10 notwithstanding, there are no exhibits to the agreement. The Exhibit has been filed with blank pages to reflect this.

Auditor’s Report, page F-2

3.	We note that the fourth paragraph of your auditors’ report still references U.S. generally accepted accounting standards. We reissue comment 12 from our letter dated November 28, 2005 in its entirety. Please revise your auditors’ report to reference U.S. generally accepted accounting principles.

Response:

We have revised the document accordingly.

Statement of Shareholders’ Equity, page F-5

4.	We note that the sum of the individual additional paid in capital amounts and the total amounts do not agree to the balances in the table as of June 30, 2005. In addition, the Statement of Shareholders’ Equity should show the balance at June 30, 2004. Please revise your financial statement accordingly.

Response:

We have revised the document accordingly.

Note 1 – Summary of Significant Accounting Policies, page F-8

5.	We note your revised revenue recognition disclosure. We reissue Comment 14 from our letter dated November 28, 2005 in its entirety. Please include the expanded disclosure in the notes to your consolidated financial statements. In addition, please specifically address the criteria of revenue recognition listed in SAB Topic 13.A.1 for both the sale of truck bodies and parts and repair services.

Response:

We have revised the document accordingly

Note 2 – Asset Purchase Agreement, page F-10

6.	We note your response to comment 17 and the additional disclosure in Management’s Discussion and Analysis. Please confirm that the predecessor cost represents the depreciated GAAP predecessor cost and not just the original cost to the predecessor.

Response:

We have revised the document accordingly.

Note 4 – Related Parties, page F-11

7.	We note in your Unaudited consolidated financial statement for the quarterly period ended September 30, 2005 that you revised your treatment of the acquisition of the voting control of Homesmart.com to eliminate the goodwill you had previously recorded. Your related party disclosure in the footnotes to your consolidated financial statements for the period ended June 30, 2005 still references this goodwill. Please revise your disclosure for consistency. Also, please delete the goodwill line item on the Statements of Cash Flows on page F-6.

Response:

We have revised the document accordingly.

8.	Please clarify how you accounted for the $250,000 credit for a cash payment upon the merger with Homesmart.com. Refer to “History” on page 20.

Response:

Please refer to revised history on page 20 for clarification.

Statement of Shareholders’ Equity, page FR-4

9.	We note that the sum of the individual additional paid in capital amounts and the total amounts do not agree to the balances in the table as of June 30, 2005 and September 30, 2005. Please revise your financial statement accordingly.

Response:

We have revised the document accordingly.

Item 27, Index to Exhibits, page II-3

10.	Please revise footnote (2) to the exhibit index so it states the filing date of the Form SB2/A.

Response:

We have revised the document accordingly.

        Please be advised that the issuer does not intend to request acceleration of the effectiveness of the registration statement until such time that it has confirmed with the staff there are no further comments. Please contact me as necessary at the address, telephone and fax numbers below.

Sincerely, /s/ DENNIS BROVARONE Dennis Brovarone, Attorney and Counselor at Law 18 Mountain Laurel Drive Littleton, Colorado 80127 Phone: (303) 466-4092 FAX (303) 466-4826